Exhibit 5

October 18, 2012

The Bank of New York Mellon

101 Barclay Street, Floor 8W

New York, New York 10286

Attention: Corporate Trust

Re:    The Goldman Sachs Group, Inc. – Deposit Agreement

Ladies and Gentlemen:

Reference is hereby made to the Deposit Agreement, dated as of October 21, 2005 (the “Deposit Agreement”), among The Goldman Sachs Group, Inc. (the “Company”), The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.), as depositary (the “Depositary”), and the holders from time to time of the depositary receipts (the “Depositary Receipts”) issued thereunder. In connection with the observance and performance by The Bank of New York Mellon, as Depositary, of its rights and duties under the Deposit Agreement, the Company hereby agrees to the following terms of this letter (the “Letter”):

(1) The Depositary shall not be responsible for any misconduct or negligence on the part of any Depositary’s Agent appointed with due care by it pursuant to Section 7.5 of the Deposit Agreement.

(2) Notwithstanding anything contained in the Deposit Agreement to the contrary, in no event shall the Depositary be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Depositary shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

(3) Each of the Company and the Depositary hereby waives any and all rights to trial by jury in any legal proceeding arising out of or relating to the Deposit Agreement, the Depositary Receipts or the transactions contemplated thereby.

The provisions of this Letter and Sections 5.6 and 5.7 of the Deposit Agreement shall survive the termination of the Deposit Agreement and the resignation or removal of the Depositary.

This Letter may be executed in any number of counterparts, each counterpart for all purposes being deemed an original, and all such counterparts shall together constitute only one and the same Letter.

Capitalized terms used herein but not defined herein shall have the meaning set forth in the Deposit Agreement.

This Letter shall be governed by and construed in accordance with the laws of the State of New York, but without regard to principles of conflicts of laws.

Please confirm that the foregoing is in accordance with your understanding by signing and returning a copy of this letter, which shall thereupon constitute a binding agreement.

Very truly yours,

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Ellis J. Whipple
Name: Ellis J. Whipple
Title: Assistant Treasurer

Confirmed and Accepted

as of October 18, 2012

THE BANK OF NEW YORK MELLON,
as Depositary

By:	/s/ Stacey B. Poindexter
Name: Stacey B. Poindexter
Title: Vice President